Exhibit 99.1

Golden Bull Limited Announces Full Exercise of the Underwriter’s Over-Allotment Option

SHANGHAI, China, March 29, 2018/ PRNewswire/ -- Golden Bull Limited (“Golden Bull” or the “Company”) (NASDAQ:DNJR), an online finance marketplace that connects individual lenders with individual and small business borrowers, today announced that ViewTrade Securities, Inc., who acted as the sole underwriter and book-runner of the Company’s firm commitment initial public offering (“IPO”), has exercised the full over-allotment option to purchase an additional 232,500 common shares at the IPO prices of $4.00 per share. As a result, the Company has raised gross proceeds of approximately $930,000, in addition to the previously announced IPO gross proceeds of approximately $6.2 million, before underwriting discounts and commissions and offering expenses.

ViewTrade Securities, Inc., a global provider of brokerage, investment banking, corporate/advisory and trading platform services, acted as sole underwriter & book-running manager for the offering.

A registration statement relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission (SEC) on March 19, 2018. The offering may only be made by means of a prospectus. A copy of the prospectus related to the offering may be obtained, when available, from ViewTrade Securities, via email: IB@Viewtrade.com or standard mail at ViewTrade Securities, 7280 W Palmetto Park Rd, #310, Boca Raton, FL 33433, Attn: Prospectus Department. In addition, a copy of the prospectus relating to the offering may be obtained via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Golden Bull Limited

Headquartered in Shanghai, China, Golden Bull Limited operates an online finance marketplace, or a “peer-to-peer” lending platform, that connects individual lenders with individual and small business borrowers. For more information about the Company, please visit: www.dianniu98.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Maggie Liu

Email: liuyan@dianniu98.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692